Exhibt A

Ceragon Names Ran Vered Chief Financial Officer
February 20, 2019

Ceragon Names Ran Vered Chief Financial Officer

Doron Arazi will continue in his role as deputy CEO with expanded responsibilities

Little Falls, New Jersey, February 20, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has appointed Ran Vered to serve as its chief financial officer, replacing Doron Arazi, who will continue in his role as Ceragon’s deputy CEO with expanded business and strategic responsibilities.

With almost 20 years of experience as a financial executive with companies such as Check Point Software, Radcom, and Amdocs, Ran brings extensive financial knowledge and experience with publicly-traded companies, as well as a deep understanding of multinational organizations.

“We are very pleased to welcome Ran to our management team and we are most fortunate be able to attract someone with Ran’s extensive background and experience,” said Ira Palti, president and CEO. “Ran will be a real asset to our organization and his financial leadership will enable Doron to work even more closely with me on business and strategic initiatives to lead Ceragon into the 5G era.”

“I am excited to be joining Ceragon and to be part of a team that has already demonstrated such excellent performance by increasing net income for the fourth consecutive year,” commented Ran Vered. “I look forward to contributing to the company’s future success, especially during such an exciting period, as Ceragon enables its customers to address increasingly complex challenges on the road to 5G.”

Ran joins Ceragon from Check Point Software, where he served as VP – Finance since 2018, and he previously served as CFO of Radcom. His career also included various financial positions at Amdocs and several years in public accounting with KPMG.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Ceragon Names Ran Vered Chief Financial Officer
February 20, 2019

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks relating to the concentration of Ceragon's business in certain geographic regions and particularly in India, risks associated with a decline in demand from the single market segment on which we focus; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; risks associated with any failure to effectively compete with other wireless equipment providers; risks associated with a change in our gross margin as a result of changes in the geographic mix of revenue;  risks related to the fact that our operating results may vary significantly from quarter to quarter and from our expectations for any specific period; risks related to our ability to meet the supply demands of our customers in a timely manner due to the high volatility in their supply needs; risks associated with difficulties in obtaining market acceptance of  newly introduced product; risks associated with technical difficulties that may be discovered in newly developed products; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.